Exhibit 107.1

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate offering price of Offering A is $486,000, the maximum aggregate offering price of Offering B is $110,000 and the maximum aggregate offering price of Offering C is $60,000.